Exhibit 99.46

August 6, 2025	News Release
OceanaGold Reports Record Quarterly Net Profit
(All financial figures in United States dollars unless otherwise stated)

•Produced 119,500 ounces of gold and on track to deliver full year guidance
•Record quarterly net profit of $118 million and record Adjusted EPS† of $0.51
•Free Cash Flow† of $120 million with $299 million of cash and no debt

(VANCOUVER, BC) OceanaGold Corporation (TSX: OGC; OTCQX: OCANF) ("OceanaGold" or the “Company”) reported its operational and financial results for the three and six months ended June 30, 2025. The condensed interim consolidated financial statements and Management's Discussion and Analysis (“MD&A”) are available at www.oceanagold.com.
Second Quarter Highlights
•On track to deliver full year production, cost and capital guidance.
•Safely and responsibly produced 119,500 ounces of gold and 3,700 tonnes of copper.
•All-In Sustaining Cost (“AISC”)† of $2,027 per ounce in the quarter, resulting in $1,915 year to date, at the low-end of guidance range.
•Record quarterly revenue of $432 million supported by record average realized gold price of $3,293 per ounce, with no hedges or prepays.
•Record quarterly net profit of $118 million, record EPS of $0.49 and Adjusted EPS† of $0.51.
•EBITDA Margin† of 50% and Operating Cash Flow Per Share† of $0.99.
•Generated strong Free Cash Flow† of $120 million and $189 million year to date, resulting in a trailing 12 month Free Cash Flow† yield1 of 18%.
•Cash balance increased by 31% to $299 million from the prior quarter, enhancing an already strong balance sheet with no debt.
•Repurchased $21 million in common shares during the quarter and $41 million year to date under the share buyback program. On track to buyback up to $100 million of shares in 2025.
•Declared a $0.03 per share quarterly dividend, payable in September 2025.
•Completed a 3-for-1 share consolidation in preparation for a planned listing on the New York Stock Exchange in the first half of 2026.
•Released new drill results at Wharekirauponga extending the strike length, continuing to demonstrate its upside potential.
† See “Non-IFRS Financial Information”
1 Calculated as trailing 12 month Free Cash Flow† over the average trailing 12 month market capitalization in USD.

Gerard Bond, President and CEO of OceanaGold, said: “We are pleased to have had another safe, responsible and strong quarter, with us being on track to deliver full year production, cost and capital guidance. Our production and cost performance, together with being a fully unhedged gold producer with no prepays, drove record quarterly net profit and earnings per share, and delivered strong Free Cash Flow. With no debt and a strengthening cash balance, our exceptional financial position continues to provide us the flexibility to invest in our exciting organic growth opportunities and deliver enhanced shareholder returns via dividends and our recently renewed and expanded share buyback program.
Looking ahead, open pit waste stripping is advancing as planned at Haile in Ledbetter Phase 3 and at Macraes in Innes Mills Phase 8, setting us up for a strong fourth quarter and 2026 as we gain access to higher grade ore at our two largest sites. Permitting of our Waihi North Project, which includes the high-grade Wharekirauponga underground, is progressing and we continue to expect approval by year end. Building on the success at Wharekirauponga, where we recently announced an extension of the strike length, exploration is ongoing on promising targets at all sites as we remain focused on unlocking additional value for shareholders."
Share Buyback and Dividend
In the first half of 2025, the Company repurchased 3.9 million common shares for consideration of $40.6 million. The Board approved in February 2025 the repurchase in 2025 of up to $100 million of common shares under the Company's NCIB ("Normal Course Issuer Bid") program announced in July 2024. The NCIB was recently extended for another 12 months and upsized to be for up to 10% of issued capital.
OceanaGold has declared a $0.03 per share dividend payable in September 2025. Shareholders of record at the close of business in each jurisdiction on August 20, 2025 (the "Record Date") will be entitled to receive payment of the dividend on September 19, 2025. The dividend payment applies to holders of record of the Company's common shares traded on the Toronto Stock Exchange.

Declaration of Dividend	Wednesday, August 6, 2025
Record Date	Wednesday, August 20, 2025
Dividend Payment Date	Friday, September 19, 2025
Dividends are payable in United States dollars. Shareholders in other jurisdictions can elect to participate in Computershare’s international payments service if they want to receive dividends in an alternative currency. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes.
† See “Non-IFRS Financial Information”

Results Overview

		Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Gold Produced[1]
Haile	koz	47.7	51.6	37.8	99.3	72.5
Didipio	koz	24.5	20.6	23.1	45.1	49.4
Macraes	koz	30.0	28.4	26.9	58.4	59.2
Waihi	koz	17.3	16.8	10.4	34.1	21.9
Total gold produced[1]	koz	119.5	117.4	98.2	236.9	203.0
Gold Sales
Haile	koz	49.5	57.2	39.8	106.7	81.0
Didipio	koz	20.6	17.8	18.9	38.4	50.7
Macraes	koz	34.8	23.7	26.5	58.5	58.7
Waihi	koz	16.4	15.9	10.6	32.3	22.2
Total Gold sales	koz	121.3	114.6	95.8	235.9	212.6
Average Gold Price	$/oz	3,293	2,858	2,385	3,082	2,224
Copper Produced[1] - Didipio	kt	3.7	3.4	2.8	7.1	5.8
Copper Sales - Didipio	kt	3.0	3.2	2.2	6.2	5.4
Average Copper Price	$/lb	4.36	4.27	4.58	4.32	4.18
Cash Costs†
Haile	$/oz	997	715	1,351	846	1,462
Didipio	$/oz	873	871	874	872	791
Macraes	$/oz	1,496	1,369	1,085	1,444	1,047
Waihi	$/oz	1,670	1,445	1,635	1,559	1,617
Consolidated Cash Costs†	$/oz	1,210	976	1,213	1,096	1,203
AISC†
Haile	$/oz	1,890	1,551	2,008	1,708	1,998
Didipio	$/oz	1,287	1,130	1,250	1,214	1,059
Macraes	$/oz	2,146	2,313	2,319	2,213	2,041
Waihi	$/oz	2,190	2,019	2,434	2,106	2,418
Consolidated AISC†	$/oz	2,027	1,796	2,131	1,915	1,963
Free Cash Flow†	$M	120.1	68.8	31.2	188.9	33.0
Net profit	$M	117.6	101.2	34.0	218.8	28.7
Adjusted net profit†	$M	120.0	102.2	30.6	222.2	34.3
EBITDA†	$M	217.1	192.0	112.4	409.1	184.3
Adjusted EBITDA†	$M	219.5	193.0	109.0	412.5	189.9
Earnings per share - basic[2]	$/share	$0.49	$0.43	$0.13	$0.92	$0.11
Adjusted earnings per share - diluted†2	$/share	$0.51	$0.43	$0.13	$0.94	$0.14
Operating Cash Flow per share - diluted†	$/share	$0.99	$0.83	$0.41	$1.82	$0.73
Free Cash Flow per share-diluted†	$/share	$0.51	$0.29	$0.13	$0.80	$0.14
1Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2Attributable to the shareholders of the Company.
† See “Non-IFRS Financial Information”

Management Update
The Company is pleased to announce that Mr. Keenan Jennings has been appointed Chief Exploration Officer effective September 29, 2025. Mr. Jennings will replace Craig Feebrey who is retiring after 10 years with OceanaGold. Mr. Jennings brings over 35 years of global experience in mineral exploration and executive leadership, having held senior roles at BHP, Rio Tinto, and Anglo American.
The Company also announces that Peter Sharpe, Chief Operating Officer-Asia Pacific, is leaving OceanaGold to pursue other opportunities outside the gold industry. His last day with the Company will be October 24, 2025. Bhuvanesh Malhotra, current Chief Technical and Project Officer, will become Chief Operating Officer for all operations from September 26, 2025. Mr. Malhotra has been with the Company since early 2024 and has over 25 years of experience in operational and technical roles across multiple commodities and mining methods, driving safety performance, operational excellence and sustainable transformational change.
The Company thanks Mr. Feebrey and Mr. Sharpe for their tremendous contributions to OceanaGold and wishes them both well in the future.
Conference Call and Webcast:
Senior management will host a conference call and webcast to discuss the quarterly results on Thursday, August 7, 2025 at 10:00 am EST (7:00 am PST). To participate in the conference call, please use one of the following methods:
Webcast: https://app.webinar.net/Pop3el0eA1a
Toll-free North America: +1 888-510-2154
International: +1 437-900-0527
If you are unable to attend the call, a recording will be made available on the Company's website.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
For further information please contact:
Investor Relations:
Haley Mayers, Vice President, Investor Relations
Tel: +1 604-678-4097
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
Media Relations:
Louise Burgess, Director, Communications
Tel: +1 604-403-2019 info@oceanagold.com
† See “Non-IFRS Financial Information”

Cautionary Statement for Public Release
This public release contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its mining projects, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, costs of production, estimates of initial capital, sustaining capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of the development of new mines, costs and timing of future exploration and drilling programs, timing of filing of updated technical information, anticipated production amounts, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable legislation, environmental risks, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. All statements in this public release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: future prices of gold; general business; economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; changes in laws (including tax laws) and changes in IFRS or regulatory accounting requirements; the actual results of current production, development and/or exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar, the Australian dollar, the Philippines Peso or the New Zealand dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; adverse judicial decisions, inability or delays in obtaining financing or governmental approvals; inability or delays in the completion of development or construction activities or in the re-commencement of operations; legal challenges to mining and operating permits including the FTAA as well as those factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators, which are available on SEDAR+ at sedarplus.com under the Company’s name. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.
The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to: the Company’s ability to carry on current and future operations, including:
† See “Non-IFRS Financial Information”

development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Non-IFRS Financial Information
Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share
These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted Net Profit/(Loss) is calculated as Net Profit/(Loss) less the impact of impairment expenses, write-downs, foreign exchange (gains)/losses, gain on sale of assets, OGP listing costs and restructuring costs related to transitioning certain corporate activities from Australia to Canada.
† See “Non-IFRS Financial Information”

The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Net profit	117.6	101.2	34.0	218.8	28.7
Foreign exchange (gain) loss	2.4	0.8	(0.1)	3.2	6.2
Write-down of assets	—	0.2	3.5	0.2	4.7
Gain on sale of Blackwater project	—	—	(17.6)	—	(17.6)
Tax expense on sale of Blackwater project	—	—	4.9	—	4.9
OGP listing costs	—	—	5.5	—	5.5
Restructuring costs	—	—	0.4	—	1.9
Adjusted net profit	120.0	102.2	30.6	222.2	34.3
Adjusted weighted average number of common shares - fully diluted	234.8	238.3	242.8	235.4	241.0
Adjusted earnings per share	0.51	0.43	0.13	0.94	0.14
EBITDA and Adjusted EBITDA
Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of impairment expenses, write-downs, gains/losses on disposal of assets, OGP listing costs, foreign exchange gains/losses and other non-recurring costs. EBITDA Margin is calculated as EBITDA divided by revenue.
Prior to the first quarter of 2024, Adjusted EBITDA was calculated using an adjustment for a specific portion of unrealized foreign exchange gains/losses rather than the total foreign exchange gain/loss. The comparative quarters have been recalculated adjusting for all foreign exchange gains/losses.
† See “Non-IFRS Financial Information”

The following table provides a reconciliation of EBITDA, Adjusted EBITDA and EBITDA Margin:

$M	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Net profit	117.6	101.2	34.0	218.8	28.7
Depreciation and amortization	54.9	53.7	69.9	108.6	134.7
Net interest expense and finance costs	1.5	1.8	6.5	3.3	11.9
Income tax expense on earnings	43.1	35.3	2.0	78.4	9.0
EBITDA	217.1	192.0	112.4	409.1	184.3
Write-down of assets	—	0.2	3.5	0.2	4.7
Gain on sale of Blackwater project	—	—	(17.6)	—	(17.6)
Tax expense on sale of Blackwater project	—	—	4.9	—	4.9
OGP listing costs	—	—	5.5	—	5.5
Restructuring expense	—	—	0.4	—	1.9
Foreign exchange (gain) loss	2.4	0.8	(0.1)	3.2	6.2
Adjusted EBITDA	219.5	193.0	109.0	412.5	189.9
Revenue	432.4	359.9	251.2	792.3	521.5
EBITDA Margin	50%	53%	45%	52%	35%
Cash Costs and AISC
Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of its mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product sales and are then divided by ounces sold. In calculating Cash Costs, the Company includes copper and silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.
Prior to the first quarter of 2025, Didipio’s AISC calculation excluded local corporate G&A costs which is consistent with the calculation of AISC for the other operations. In order to align the Company’s reporting of AISC with local reporting requirements in the Philippines, Management has included local corporate G&A costs in Didipio’s AISC calculation beginning in the first quarter of 2025.
† See “Non-IFRS Financial Information”

The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cost of sales, excl. depreciation and amortization	181.1	142.9	135.0	324.0	295.7
Indirect taxes	5.6	4.8	6.9	10.4	12.5
Selling costs	2.6	2.8	2.4	5.4	6.3
Other cash adjustments	(7.1)	(3.4)	(2.8)	(10.5)	(3.5)
By-product credits	(35.4)	(35.3)	(25.3)	(70.7)	(55.2)
Total Cash Costs (net)	146.8	111.8	116.2	258.6	255.8
Sustaining capital and leases	34.4	26.8	21.8	61.2	44.3
Deferred stripping and capitalized mining	49.0	55.3	51.7	104.3	86.0
Corporate general & administration	15.1	10.4	13.2	25.5	28.0
Onsite exploration and drilling	0.6	1.6	1.1	2.2	2.9
Total AISC	245.9	205.9	204.0	451.8	417.0
Gold sales (koz)	121.3	114.6	95.8	235.9	212.6
Cash Costs ($/oz)	1,210	976	1,213	1,096	1,203
AISC ($/oz)[1]	2,027	1,796	2,131	1,915	1,963
1Excludes the Additional Government Share related to the FTAA at Didipio of $10.2 million, $7.5 million and $17.7 million for the second quarter, first quarter and year to date 2025, respectively, as it is considered in nature of an income tax.
The following tables provides a reconciliation of Cash Costs and AISC for each operation:
Haile

$M, except per oz amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash costs of sales	53.9	45.6	50.5	99.5	103.7
By-product credits	(1.9)	(1.9)	(0.8)	(3.8)	(1.5)
Inventory adjustments	(2.8)	(3.0)	4.0	(5.8)	16.0
Freight, treatment and refining charges	0.2	0.2	0.1	0.4	0.2
Total Cash Costs (net)	49.4	40.9	53.8	90.3	118.4
Sustaining capital and leases	16.2	10.4	7.9	26.6	16.9
Deferred stripping and capitalized mining	28.0	36.4	18.4	64.4	26.6
Onsite exploration and drilling	0.1	0.8	—	0.9	—
Total AISC	93.7	88.5	80.1	182.2	161.9
Gold sales (koz)	49.5	57.2	39.8	106.7	81.0
Cash Costs ($/oz)	997	715	1,351	846	1,462
AISC ($/oz)	1,890	1,551	2,008	1,708	1,998
† See “Non-IFRS Financial Information”

Didipio

$M, except per oz amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash costs of sales	38.3	32.1	35.5	70.4	71.6
By-product credits	(30.9)	(31.2)	(23.3)	(62.1)	(51.5)
Royalties	2.4	1.6	1.6	4.0	3.0
Indirect taxes	5.7	4.7	4.8	10.4	10.4
Inventory adjustments	(0.7)	4.5	(5.4)	3.8	(0.6)
Freight, treatment and refining charges	3.2	3.8	3.3	7.0	7.2
Total Cash Costs (net)	18.0	15.5	16.5	33.5	40.1
Sustaining capital and leases	7.0	2.7	5.3	9.7	9.9
Deferred stripping and capitalized mining	1.1	1.9	1.8	3.0	3.7
General and administration[1]	0.2	0.1	—	0.3	—
Total AISC	26.3	20.2	23.6	46.5	53.7
Gold sales (koz)	20.6	17.8	18.9	38.4	50.7
Cash Costs ($/oz)	873	871	874	872	791
AISC[1] ($/oz)	1,287	1,130	1,250	1,214	1,059
1Excludes the Additional Government Share of FTAA at Didipio of $10.2 million, $7.5 million and $17.7 million for the second quarter, first quarter, and year to date 2025, respectively, as it is considered in nature of an income tax.
Macraes

$M, except per oz amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash costs of sales	43.3	39.2	24.1	82.5	53.7
Less: by-product credits	—	(0.1)	(0.1)	(0.1)	(0.1)
Royalties	2.6	0.7	2.3	3.3	2.2
Inventory adjustments	5.9	(7.6)	2.2	(1.7)	5.2
Freight, treatment and refining charges	0.3	0.2	0.2	0.5	0.4
Total Cash Costs (net)	52.1	32.4	28.7	84.5	61.4
Sustaining capital and leases	8.4	9.4	6.8	17.8	13.2
Deferred stripping and capitalized mining	14.2	12.3	25.4	26.5	44.1
Onsite exploration and drilling	0.1	0.6	0.4	0.7	1.0
Total AISC	74.8	54.7	61.3	129.5	119.7
Gold sales (koz)	34.8	23.7	26.5	58.5	58.7
Cash Costs ($/oz)	1,496	1,369	1,085	1,444	1,047
AISC($/oz)	2,146	2,313	2,319	2,213	2,041
† See “Non-IFRS Financial Information”

Waihi

$M, except per oz amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash costs of sales	30.7	26.8	18.0	57.5	37.5
By-product credits	(2.6)	(2.1)	(1.1)	(4.7)	(2.1)
Royalties	0.6	0.5	0.3	1.1	0.6
Inventory adjustments	(1.4)	(2.3)	—	(3.7)	(0.2)
Add: Freight, treatment and refining charges	—	0.1	0.1	0.1	0.1
Total Cash Costs (net)	27.3	23.0	17.3	50.3	35.9
Sustaining capital and leases	2.2	4.3	1.8	6.5	4.3
Deferred stripping and capitalized mining	5.7	4.7	6.1	10.4	11.6
Onsite exploration and drilling	0.5	0.2	0.7	0.7	1.9
Total AISC	35.7	32.2	25.9	67.9	53.7
Gold sales (koz)	16.4	15.9	10.6	32.3	22.2
Cash Costs ($/oz)	1,670	1,445	1,635	1,559	1,617
AISC ($/oz)	2,190	2,019	2,434	2,106	2,418
Net Cash/(Debt)
Net Cash/(Debt) has been calculated as total debt less cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health. Prior to 2024, lease liabilities were included in the calculation of Net Cash/ (Debt). The change in respect of 2024 is consistent with the generally adopted approach to the calculation of Net Cash/(Debt). The comparative quarters have been recalculated excluding lease liabilities.
The following table provides a reconciliation of Net Cash/(Debt):

$M	June 30, 2025	December 31, 2024
Revolving credit facility	—	—
Fleet facility[1]	—	(2.8)
Unamortized transaction costs	—	1.2
Total debt	—	(1.6)
Cash and cash equivalents	298.7	193.5
Net Cash†	298.7	191.9
1Fleet facility arrangement for mining equipment financing was fully repaid in March 2025. There are no additional amounts available under the fleet facility.
† See “Non-IFRS Financial Information”

Operating Cash Flow per share
Operating Cash Flow per share before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital then divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of total fully diluted Operating Cash Flow per share:

$M, except per share amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash provided by operating activities	226.9	171.6	107.8	398.5	183.1
Changes in working capital	4.9	25.2	(8.5)	30.1	(6.0)
Cash flows provided by operating activities before changes in working capital	231.8	196.8	99.3	428.6	177.1
Adjusted weighted average number of common shares - fully diluted	234.8	238.3	242.8	235.4	241.0
Operating Cash Flow per share	$0.99	$0.83	$0.41	$1.82	$0.73
Free Cash Flow
Free Cash Flow has been calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. Free Cash Flow per share is calculated as the Free Cash Flow divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q2 2025	Q1 2025	Q2 2024	YTD 2025	YTD 2024
Cash flows provided by Operating Activities	226.9	171.6	107.8	398.5	183.1
Cash flows used in Investing Activities	(106.8)	(102.8)	(76.6)	(209.6)	(150.1)
Free Cash Flow	120.1	68.8	31.2	188.9	33.0
Adjusted weighted average number of common shares - fully diluted	234.8	238.3	242.8	235.4	241.0
Free Cash Flow per share	$0.51	$0.29	$0.13	$0.80	$0.14
† See “Non-IFRS Financial Information”